EXHIBIT 99.2

THQ believes it is in the best interest of the business and our shareholders to remain on the NASDAQ Global Select Market.  For that reason, the company has requested approval from its shareholders to vote on a potential reverse split of THQ common stock.  The details of this request were filed today in a preliminary proxy statement.

Company shareholders will vote on this decision at a special meeting on June 29, 2012.  If approved and if needed, the reverse stock split would be implemented on or about July 5, 2012.  This action is not expected to affect the company's global operations.

The attached Q&A should help answer most of your questions.  If you have any other questions, your local HR team should be able to assist you.

Ed

Edward L. Kaufman
EVP, Business and Legal Affairs
and Corporate Secretary
Direct:  818-871-5080
Fax:  818-871-7593
Ed.Kaufman@THQ.com
29903 Agoura Road
Agoura Hills, CA  91301
www.thq.com